UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING
AND/OR REGISTRATION UNDER SECTION 12(b)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-03718

PARK CITY GROUP, INC. / NYSE MKT LLC
(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

299 South Main Street, Suite 2370 Salt Lake City, Utah 84111 (435) 645-2000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Stock, par value $0.01 per share
(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ]	17 CFR 240.12d2-2(a)(1)

[ ]	17 CFR 240.12d2-2(a)(2)

[ ]	17 CFR 240.12d2-2(a)(3)

[ ]	17 CFR 240.12d2-2(a)(4)

[ ]	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.

[X]
Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with its rules of the Exchange and the requirements of 17 CFR 240.12d-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, Park City Group, Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

PARK CITY GROUP, INC.

Date: October 25, 2013

	By:	/s/ Edward L. Clissold
	Name:	Edward L. Clissold
	Title:	Chief Financial Officer